March 3, 2015

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Re:	Nicholas Financial, Inc.
Schedule TO-I
Filed February 10, 2015
File No. 005-59007

Dear Ms. Duru:

This letter is in further response to your letter, dated February 23, 2015, regarding the review by the U.S. Securities and Exchange Commission (the “Commission”) of the Schedule TO-I originally filed with the Commission on February 10, 2015 (the “Schedule TO”) by Nicholas Financial, Inc., as Issuer (“NFI-Canada”), and Nicholas Financial, Inc., as Offeror (“NFI-Florida” and, together with NFI-Canada, the “Filing Persons”).

The Filing Persons’ letter to you, dated February 27, 2015, set forth the responses of the Filing Persons to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in your letter of February 23, 2015 relating to the Schedule TO. Concurrently herewith, the Filing Persons are filing, via EDGAR, Amendment No. 1 to the Schedule TO, together with a Supplement to the Offer to Purchase filed as an exhibit thereto, incorporating such responses of the Filing Persons.

Thank you for your assistance with this matter. If you have any questions, please contact Todd B. Pfister of Foley & Lardner LLP at (312) 832-4579.

Respectfully submitted, NICHOLAS FINANCIAL, INC. (as Issuer)

By:	/s/ Ralph T. Finkenbrink
Ralph T. Finkenbrink President & Chief Executive Officer

NICHOLAS FINANCIAL, INC. (as Offeror)

By:	/s/ Katie L. MacGillivary
Katie L. MacGillivary Vice President

cc:	Todd B. Pfister